700 Louisiana Street

Suite 3700

Houston, Texas 77002-2797

(713) 225-2300

(713) 225-1337	fax (713) 225-2340

Writer’s e-mail	www.seyfarth.com
mcoffin@seyfarth.com

January 19, 2010

VIA FEDERAL EXPRESS AND EDGAR

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

One Station Place

100 F. St. NE

Washington, D.C. 20549-4628

RE:	BPZ Resources, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 2, 2009
Form 10-Q for the Quarterly Period Ended September 30, 2009
Filed November 9, 2009
Response letter dated December 3, 2009
File No. 1-12697

Dear Mr. Schwall:

Set forth below are the responses of BPZ Resources, Inc. (the “Company”) to the comments contained in your letter dated January 6, 2010 regarding the Company’s above referenced filings.  For your convenience, we have repeated in bold type the comments exactly as set forth in the January 6, 2010 letter.  The Company’s response to each comment and request is set forth immediately below the text of the applicable comment or request.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management’s Discussion and Analysis of Financial Conditions and results of Operations

Critical Accounting Policies, page 48

1.                                      In the Staff interpretive guidance issued in December 2003 regarding management’s discussion and analysis of financial condition and results of operations, the Staff advised that companies should consider whether they have made accounting estimates or assumptions where:

•                                          the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and

•                                          the impact of the estimates and assumptions on financial condition or operating performance is material.

If so, companies should provide disclosure about those critical accounting estimates or assumptions in their MD&A.  In this regard, please tell us what consideration you gave to providing such disclosure regarding your proved reserve estimates.

Response

In response to your request as to what consideration the Company gave to providing such disclosure regarding the Company’s proved reserve estimates, the Company believes it appropriately disclosed the different considerations regarding reserve estimates within the Risk Factors section in the 10-K.  However, in future filings the Company will expand its disclosure in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 49, by adding a new section under Critical Accounting Policies, Oil and Gas Accounting Reserves Determination as marked in red below, and will similarly expand its disclosures in Note 1, Basis of Presentation and Significant Accounting Policies, page 63, Property, Equipment and Construction in Progress of the Form 10-K to include such additional language:

Oil and Gas Accounting Reserves Determination

The successful efforts method of accounting depends on the estimated reserves we believe are recoverable from our oil and gas reserves. The process of estimating reserves is complex. It requires significant judgments and decisions based on available geological, geo-physical, engineering and economic data.

To estimate the economically recoverable oil and natural gas reserves and related future net cash flows, we incorporate many factors and assumptions including:

•                                  expected reservoir characteristics based on geological, geophysical and engineering assessments;

•                                  future production rates based on historical performance and expected future operating and investment activities;

•                                  future oil and gas quality differentials;

•                                  assumed effects of regulation by governmental agencies; and

•                                  future development and operating costs.

We believe our assumptions are reasonable based on the information available to us at the time we prepare our estimates. However, these estimates may change substantially going forward as additional data from development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change.

Management is responsible for estimating the quantities of proved oil and natural gas reserves and for preparing related disclosures. Estimates and related disclosures are prepared in accordance with SEC requirements and generally accepted industry practices in the US as prescribed by the Society of Petroleum Engineers. Reserve estimates are independently evaluated at least annually by independent qualified reserves engineers, Netherland, Sewell & Associates, Inc. (“NSAI”).

Our board of directors oversees the review of our oil and gas reserves and related disclosures by the Company’s appointed independent reserve engineers. The Board meets with management periodically to review the reserves process, results, and to confirm that the independent reserve engineers have had access to sufficient information, including the nature and satisfactory resolution of any material differences of opinion between the Company and the reserve engineers.

Reserves estimates are critical to many of our accounting estimates, including:

•                                          Determining whether or not an exploratory well has found economically producible reserves.

•                                          Calculating our unit-of-production depletion rates. Proved reserves estimates are used to determine rates that are applied to each unit-of-production in calculating our depletion expense.

•                                          Assessing, when necessary, our oil and gas assets for impairment. Estimated future cash flows are determined using proved reserves. The critical estimates used to assess impairment, including the impact of changes in reserves estimates, are discussed below.

Notes to Consolidated Financial Statements

Note 10 Stockholders’ Equity

Merger Earn-Out Shares — Stock Dividend, page 79

2.                                      We note your response to our prior comment number four and are unable to agree with your conclusions.  Please revise your financial statements and related disclosures to properly reflect the issuance of the common shares issued in 2007 as a stock dividend in accordance with the guidance found in ARB 43, Chapter 7, Section B.  Please contact us if you wish to discuss.

Response

In response to this comment and prior comment number four, the Company requests that the Staff consider the following additional information in support of the Company’s position that no additional accounting entry is appropriate for the issuance of the earn-out shares.

Brief Description of Capital Structure

As presented in the Company’s Certificate of Formation, the aggregate number of shares that the Company has authority to issue is two hundred seventy-five million (275,000,000) shares, of which two hundred fifty million (250,000,000) shares are designated as common stock, no par value, and twenty-five million (25,000,000) shares are designated as preferred stock, no par value.  The Company has no issued and outstanding preferred stock and approximately 115,215,926 shares of common stock issued and outstanding.  The Company’s has only one class of common stock which carries customary dividend, liquidation and voting rights.

Brief Description - Navidec Merger Transaction

On September 10, 2004, BPZ Energy, Inc., a Texas corporation (“BPZ-Texas”), consummated a reverse merger with Navidec, Inc., a Colorado corporation (“Navidec”) whereby BPZ-Texas became a wholly owned subsidiary of Navidec (the “Merger”). As a result of the Merger, the shareholders of BPZ-Texas received the majority of the voting interest and control of the Board of Directors and management of the combined entity. For accounting purposes, BPZ-Texas was treated as the acquiring entity. On February 4, 2005, the Colorado entity Navidec changed its name to BPZ Energy, Inc., and subsequently converted to a Texas corporation and simultaneously changed its name again to BPZ Resources, Inc.

The Merger Agreement provided for the immediate issuance by Navidec of 9,000,000 shares of its common stock to the shareholders of BPZ-Texas and the future issuance of an additional 18,000,000 shares on an earn-out basis if the Company achieved certain reserve and production goals that would verify the intrinsic value of the properties owned by BPZ-Texas and justify significantly greater consideration for the BPZ-Texas shareholders as a result of the merger. The first 9,000,000 earn-out shares were contingent on achieving certain reserve targets, which were achieved in December 2004. The remaining additional merger consideration of 9,000,000 earn-out shares were contingent on the Company becoming entitled to receive as its proportionate share from gross production from any oil and gas wells owned or operated by the Company not less than 2,000 barrels of oil per day or its equivalent (approximately 12 million cubic feet of gas per day) prior to December 28, 2007.  In November 2007, this production target was achieved based on certification by an independent engineering firm that the Company’s production in Peru had met or exceeded the required level of production.

The Company’s Conceptual Position

The Company would like to emphasize the fact that the earn-out was contingently granted to all of the original shareholders of BPZ-Texas represented by a single class of stock of BPZ-Texas prior to the consummation of the merger on the reverse merger date.

The earn-out shares were intended to represent the intangible value of the business concept and assets of BPZ-Texas that the shareholders in Navidec would not commit to compensating the original shareholders of BPZ-Texas for, unless certain milestones were reached by the Company, which milestones would validate the initial value of the intangible investment and assets of BPZ-Texas underlying the business concept at the time of the reverse merger.  Upon those milestones being met, the intrinsic value of that initial intangible asset was validated relative to the value of the assets of Navidec at the time of the reverse merger.  The earn-out was a negotiated merger agreement obligation, resulting in the issuance of more shares to the former BPZ-Texas shareholders relative to the former Navidec shareholders and subsequent investors in the merged entities as a result of the intrinsic value of the underlying business concept and assets of BPZ-Texas being further defined and validated.

For accounting purposes, the earn-out arrangement was treated as a stock dividend to the holders of the accounting acquirer, BPZ-Texas, because the earn-out would be payable to the shareholders of the accounting acquirer, BPZ-Texas, as contingent merger consideration resulting in an increased basis or value of the business when looking back at the date of the reverse merger. The increased value reflected was not as a result of earnings, which the Company did not have at the time of the merger or earn-out and does not have at present.  Accordingly, except for a retroactive increase in the number of common shares outstanding for all periods presented, the Company continues to believe that no accounting entry is required upon the issuance of the earn-out shares.  Both the November 2007 earn-out and the December 2004 earn-out, as mentioned above, were accounted for in the same manner.

The Basis for the Company’s Position

As reflected in the Company’s previous response to the SEC Staff dated July 12, 2006, (Re:  BPZ Energy, In., Amendment No. 2 to Registration Statement on Form SB-2, Filed January 17, 2006, File No. 333-126934, Form 10-KSB for the Fiscal Years Ended December 31, 2004, Filed April 15, 2005, File No. 0-29098, Forms 10-QSB for the Fiscal Quarters Ended March 31, 2005, June 30, 2005 and September 30, 2005 Response Letter Dated June 13, 2006, File No. 029098), the distribution of shares resulting from the achievement of both of the earn-out tranches is analogous to a stock dividend by the accounting acquirer (e.g., all of the shareholders of BPZ-Texas at the time of the merger).  The Company believes accounting for the earn-out as a dividend to the former constructive holders of BPZ-Texas is more representative of the substance of the negotiated transaction and is supported by accounting literature.  In the following paragraph, The Accounting Research Manager, published by CCH, addresses the rare circumstance where the accounting acquirer has an earn-out provision:

“If a reverse acquisition includes an earn-out arrangement, the accounting for the earn-out arrangement does not follow Statement 141 because the earn-out would be payable to the shareholders of the accounting acquirer.  Therefore the earn-out would be treated as a dividend [emphasis added].”

If the accounting guidance leads us to the conclusion that earn-out shares are to be treated as dividends, then upon further consideration of the guidance provided by ARB 43, Chapter 7, Section B, and its application to the issuance of the merger earn-out shares, the Company specifically considered paragraph 10 which states otherwise requires stock dividends to be:

“transfer[ed] from earned surplus [emphasis added] to a category of permanent capitalization (represented by capital stock and capital surplus accounts) an amount equal to the fair value of the additional shares issued.”

However, this guidance suggests that this accounting treatment is appropriate only if the Company has earned surplus.  Earned surplus, or retained earnings, is defined as being the accumulated, undistributed earnings of a corporation.  Since the Company’s inception subsequent to the reverse merger, it has maintained a retained deficit and as of the balance sheet date when the second tranche of earn-out shares was transacted, the retained deficit was approximately $58.3 million.  The Company believes this fact alone renders paragraph 10 mentioned above inapplicable in the Company’s situation as there are no earnings to dividend to the common shareholders.  Further, the earn-out shares were only issued to the shareholders of BPZ-Texas at the time of the merger, making the issuance essentially a retroactive return of capital effective as of the time of the merger to create the relative share ownership bargained for in the negotiations of the merger reflect the value of BPZ-Texas that was validated upon achievement of the indicated milestones for each earn-out.  The Company could effectively only return the former BPZ-Texas common shareholders’ investment in the form of additional shares in the Company.  Furthermore, accounting guidance suggests reducing additional paid-in stock for par value stock if a company has an accumulated deficit, the concept being that the payout is a return of capital contributed by the shareholders.  The Company cites SEC Regulations Committee Highlights, Joint Meeting with SEC Staff — March 20, 2001, Topic VII C, Accounting for Stock Dividend when there is a Retained Deficit, to support this practice.  The Staff made the following comment:

“……. we [the SEC Staff] believe all stock dividends payable to common stockholders when retained earnings are in a deficit position should be accounted for by capitalizing only the stock’s par value from paid in capital…

(1)ARB 43 acknowledges state laws generally require the capitalization only of the par value of the shares issued. Accordingly ARB 43 notes that accounting for the stock divided at fair value will result in the capitalization of retained earnings in an amount in excess of that called for by the laws of the state of incorporation. However, the view in ARB 43 is that these legal requirements are, in effect, minimum requirements and do not prevent the capitalization of a larger amount per share.”

However, as previously mentioned, the Company has no par value stock which negates the possibility of any entry being made as there are no appropriate categories to reduce.  It is a return of capital through the issuance of stock which results in a reallocation of relative value among the remaining outstanding common shares, and the Company believes that to make any additional accounting entry would not portray the merger transactions as negotiated and consummated.  The existence of the earn-outs and the possibility of such a reallocation as a result of the merger negotiations were fully disclosed in the Company’s filings and any post-merger investors in the Company presumably factored that possibility into their investment decision and the price they were willing to pay for shares of the Company.

Additionally, at the time the incentive contract was entered into, prior to the reverse merger, the Company was a closely held corporation under the terms of FASB ASC 505-20-30-5. FASB ASC 505-20-30-5 also states that:

“in cases of closely held companies, it is to be presumed that the intimate knowledge of the corporation’s affairs possessed by the shareholders would preclude any such implications as referred to in FASB ASC 505-20-30-3, and that there is no need to capitalize earned surplus other than to meet legal requirements.”

The Company believes this guidance allows it to be excluded by the guidance under paragraph 10, chapter 7 of ARB 43.

Further, qualitatively, the Company believes the transaction was adequately disclosed by descriptions of the potential earn-out obligations, the retroactive increase in the number of common shares outstanding for all periods presented in its Financial Statements and by its disclosure in the Company’s Notes to the Consolidated Financial Statements as well as in Management’s Discussion and Analysis. Quantitatively, the proposed presentation has no affect on ratios or total stockholders’ equity.  Therefore it is not probable that the modification of the current presentation would affect the judgment of a reasonable person relying on the report.

In light of these facts, the Company believes it has adequately accounted for the merger earn-out shares in accordance with Generally Accepted Accounting Principles.

Definitive Proxy

Executive Compensation

3.                                      We note your responses to prior comments six through nine from our letter dated November 24, 2009.  In the event you amend the Form 10-K, please include all the disclosure that Item 11 of Form 10-K requires, giving effect to the staff’s prior comments.

Response

The Company confirms that in the event it amends the Form 10-K, it will include all the disclosure that Item 11 of the Form 10-K required, giving effect to the Staff’s prior comments and the Company’s prior responses.

Engineering Comments

Reserve Report

4.                                      In the Netherland Sewell & Associates reserve report as of December 31, 2008, they forecast in the Total Proved Reserve case that in 2009 you would produce 3,791,745 barrels of oil.  However, we note that in your 10-Q as of September 30, 2009 you had only produced 744,000 barrels of oil.  Please tell us why you believed this production estimate was reasonably certain at December 31, 2008 given your 2008 and 2009 production results.

Response

The Company’s production forecast for the year 2009 was comprised of two parts: 1.) the production forecast for the Proved Producing wells that was projected to be 1,546,455 barrels of oil (explained in detail in the Company’s response to comment no. 5 below); and 2.) the production forecast for the Proved Undeveloped (PUD) wells that was estimated to be 2,245,290 barrels of oil.  The 2009 production forecast was prepared, in part, using the historical drilling and production results and data.

The 2009 drilling schedule for PUD wells was prepared taking into account the historical drilling times observed in the representative wells previously drilled (i.e. the 21XD, 14D, and 18XD).  The 20XD was excluded from the evaluation because it was a highly deviated well of close to 80 degrees, an anomaly that was not expected to be repeated in the 2009 drilling campaign.  The Company also factored in expected activities at the platform, such as underwater maintenance work, construction of platform extensions, and heavy equipment installation, as well as a contingency for unexpected delays.  As of December 31, 2008, the Company planned to have four new wells producing by the end of the year 2009, as shown in the table below.

Expected drilling schedule for PUD wells in year 2009

PUD wells	Month at which well was expected to be producing
15D	Feb-09
19D	May-09
17D	Sep-09
22D	Nov-09

Drilling of the 15D well had commenced in November 2008 and was at total depth and logged before December 31, 2008.  Based on the information available as of December 31, 2008, the Company was reasonably certain that it would be able to execute the proposed drilling schedule for three additional wells in 2009.  In addition, the rig required to carry out the drilling program was secured under a long-term contract.

The geological objectives of the 2009 PUD wells were updip field locations where each of the wells would intersect both of the Top oil sands encountered in each of the 14D, 21XD, and 20XD wells in addition to the Bottom oil sands encountered in the 18XD well.  These PUD wells were thus expected to benefit from significantly greater pay than the then currently producing wells.  The initial production rate information available as of December 31, 2008 is shown in the table below.

Average rate for first month of sustained production

Wells	First month of sustained production	Monthly initial producing rate (BOPD)	Sands Produced
18XD	July 2008	1,072	Bottom oil sands
21XD	June 2008	2,593	Top oil sands
20XD	November 2008	3,217	Top oil sands

The PUD wells were then estimated to have an initial first month sustained production rate of 3,000 BOPD, since they would be representative of wells having both the production capacity of wells such as the 20XD and 21XD (Top oil sands) as well as the production capacity of wells such as the 18XD (Bottom oil sands).  Based on the historical information available as of December 2008, the Company was reasonably certain at that time that the new PUD wells would conservatively be able to sustain at least 3,000 BOPD (as a result of combining both Top and Bottom oil sands) during their first month of production, as illustrated from the data provided in the above table.  Conceptually, the initial production rate of a new PUD well would be the sum of the initial rates provided by the Top oil sands and the Bottom oil sands.

Using a decline curve methodology, the production forecast for 2009 was also constructed taking into account the historically-derived initial production rate, the expected decline rate derived from the conservative case of the Proved reserves scenario, and the planned drilling schedule.  This 2009 PUD production forecast resulted in approximately 2,245,290 barrels of oil expected to be produced during 2009.

Notes pertinent to the 2009 production results:

As explained above, the 2009 production forecast was prepared with information available at the time the forecast was prepared.  The Company’s actual production results of 744,000 barrels of oil reported in its 10-Q as of September 30, 2009 can be explained by the following unexpected events that took place during year 2009 and negatively impacted production results:

a.               The 15D well found Top oil sands with degraded sand quality.  The Bottom oil sands, although prospective in the logs, tested water.  The Company concluded that water was channeling from bottom water sands because of poor primary cement, due to the 52 degrees inclination of the well that prevented oil from flowing from the lower sands.  These test results led to the decision to sidetrack this well and subsequently this well was not put on production starting in February 2009, as was planned in the 2009 production forecast.

b.              The sidetrack of the 15D well was drilled and logged before the end of March 2009, with electric logs showing the well was a strong geological success, finding both well-developed Top oil sands and Bottom oil sands.  Consequently, the decision was made to dual complete the 15D-ST3 well as a dual oil-oil producer, with the long string producing from the Bottom oil sands and the short string producing from the Top oil sands, resulting effectively in the Company having two producing wells from one single wellbore.  However, the 60 degrees inclination of the well bore proved to have led to a poor primary cement job, and gas channeling from the overlying gas sands caused the temporary abandonment of the Top oil sands.  The various interventions in this well to remove the dual completion, conduct drill stem tests, and rerun a single completion caused significant completion brine loss into the Bottom oil sands, negatively impacting oil production from the 15S-ST3 well.  As a result of the unexpected technical difficulties encountered with this well, the resulting production performance of the 15D-ST3 well has been significantly below the Company’s expected results, as well as the fact that this well was put on production more than four months behind schedule.

c.               By April of 2009, the 20XD well had developed a sustained high gas-oil ratio.  Previous technical issues while enlarging the productive hole of the 20XD well led to difficulties in the cementing of the 5” production liner; after two repeated cement squeeze attempts, the 5” liner was left without cement behind pipe but with some technical evidence that the formation packing around the liner would provide hydraulic isolation from overlying gas sands.  Unfortunately, gas managed over time to channel down into the Top oil sands.  As a result, production from this well had to be curtailed to minimize the amount of gas being flared.  At the time, the Company had a reliable diagnosis as to the reason behind the gas channeling, and a workover was planned. Consequently, this well was shut in between May 14 and July 10, 2009, which resulted in a negative impact on the expected production from the 20XD well.  The high gas production was partially resolved with the workover of the well, nevertheless, the production from this well has been restrained to maintain its gas production at a manageable level, with the well consequently producing less than originally forecast.

d.              In June 2009, the 21XD well water cut was high, averaging 55%.  Data from production attributed the high water cut to water breakthrough at the bottom perforated sands.  A rigless workover was planned to plug this bottom zone.  However, the slick line unit cable broke and generated a fish inside the production tubing.  This further led to the requirement to intervene with the drilling rig to re-establish the well to producing conditions.  The overall workover was lengthy, resulting in the 21XD well being effectively shut in for over two months between July 25 and October 5, 2009.  This negatively impacted the expected production from this well during 2009, as well as further delaying the Company’s 2009 campaign.

e.               Finally, the previously completed 14D well had been a steady producer until water broke through at the well in May 2009, generating sand production and lifting issues, impeding the efficient production of this well. For practical production purposes, this well has been shut in since November 7, 2009.

In summary, the geological failure of the 15D well, the time it took to drill and complete the sidetrack 15D-ST3 well, and the time it took to conduct the workovers on wells 20XD and 21XD led to the Company’s inability to match its expected drilling schedule for 2009, specifically with respect to the timely drilling of wells 19D, 17D and 22D, with a corresponding negative impact on the production results that were expected from these PUD wells in 2009.  In addition, the unexpected mechanical issues that developed in wells 20XD and 21XD have negatively impacted the expected Proved producing production forecast for 2009.  These are the significant factors explaining the below-forecast production figures reported in the Company’s 10-Q as of September 30, 2009.

Despite the technical difficulties encountered with these wells, the Company has confirmed its expectation that updip locations in the field will benefit from the presence of both the Top and Bottom oil sands.  This was confirmed (i) with the 15D original well (where despite the test results, the Company did find both sets of sands), (ii) with the side-tracked 15D-ST3 well which also showed both sets of sands present and of good quality (this well then suffered from cementing deficiencies), and (iii) with the 19D well that was completed as a producer in December 2009 (although much later than the original forecast date of May 2009, due to the delays caused by the difficulties with the other wells as described above) with both sets of Top and Bottom sands present and of good quality. The 19D well is currently producing only from the Bottom oil sands, with encouraging results (between 1,700 and 2,000 BOPD initial production rate).  The unusual technical difficulties experienced with these wells as described above are not expected to recur.  The Company’s drilling personnel have been able to adjust their approach based on this experience and these problems were avoided in the recently completed 19D well.  For example, the new ‘S’ shape design for the 19D well has, thus far, allowed the Company to avoid the gas channeling issues encountered in both the 20XD and 15D wells in Corvina and the 19D well was drilled well within the anticipated two month schedule.

5.                                      Likewise, please explain to us why you believe an estimate for 2009 production in the Proved Producing Reserve case of 1,546,455 barrels of oil was reasonably certain given your prior year production of 826,534 barrels of oil.  Although the CX11-21XD well was shut in on December 31, 2008, it is not clear why you would expect this well to double the production rate of all four wells.

Response

The production of 826,534 barrels of oil during year 2008 is not a representative production volume from the Company’s four producing wells (21XD, 14D, 18XD, and 20XD) for the entire year 2008.  The Company suspended its operations at the CX-11 platform following the incident in which one of the Peruvian Navy tankers being used to support oil production caught fire and sank on January 30, 2008.  The Company resumed drilling and testing operations at the CX-11 platform in mid-March 2008 but did not resume continuous oil production until June 2008, when the Company’s FPSO was placed into service.  Prior to the availability of the FPSO, two wells, the 14D and 21XD, were produced intermittently because production was interrupted when the oil storage barge being used at the time reached capacity and needed to be taken to the nearby refinery to be offloaded.

Due to the unexpected events that would not be anticipated to recur, in 2008 there were only 664 days of effective production compared to the maximum possible of 1460 days (i.e., 4 x 365), or an effective time of only 45% of the available production days.  Considering that the 826,534 barrels of oil were produced in less than half of 2008, these pro rata production results support the projection of 1,546,455 barrels that were expected to be produced during a complete production year in 2009.

The table below provides further information on the effective producing days during 2008 for each well, as well as the start date for continuous production.

Effective days of production during year 2008

Wells	Date on which well started continuous production with the FPSO	Effective production days in 2008	% of year 2008
14D	June 30, 2008	240	66
18XD	July 10, 2008	155	42
21XD	June 17, 2008	211	58
20XD	October 30, 2008	58	16
Total		664	45

In summary, because 2008 had not been a complete year of production for all four producing wells as explained above, and the anomalous causes were not anticipated to re-occur, the Company had reasonable certainty on December 31, 2008, that all four wells would continue producing without interruption during year 2009.  The Company entered  2009 with a total production capacity of 5,688 BOPD, which was the average representative production rate for the field during the entire month of December 2008, as shown in the next table.

Average daily rate of each producing well during the entire month of December 2008

Wells	Average daily production capacity for December 2008 (BOPD)
14D	343
18XD	687
21XD	1,612
20XD	3,046
Total for field	5,688

The forecast for 2009 (and beyond) for the Proved Producing case was made using a conventional decline curve methodology, declining the initial production of the field (i.e., the 5,688 BOPD obtained as an average over the month of December 2008) with the decline rate that had been estimated with the production information available from year 2008.  The result of this decline curve exercise yielded a projected 1,546,455 barrels of oil for the entire year of 2009 for the four producing wells.  This result is also consistent with the historical fact that the 826,534 barrels of oil produced during 2008 represented approximately only 50% of the production year.

Well 21XD was shut in for a period of 7 days, from December 25 to December 31, 2008, due to maintenance work required to be conducted on a submarine flow line.  Prior to this shut-in, the well had maintained an average of 1,612 BOPD over approximately the first three weeks of the month of December.  The Company was not expecting for the well 21XD to double the production rate of all four wells, but rather for well 21XD to resume production at approximately the same level it was prior to being shut in.  This rate was confirmed by the representative average production of well 21XD during the month of January 2009 of 1,705 BOPD.  The “doubling” of the production rate resulted from the expectation that all the wells would produce for a full year, not one-half a year as occurred in 2008 due to the anomalous causes described above.

6.                                     Please explain why you believe you will be able to produce your entire proved reserves in only five years, especially when 75% of these reserves are undeveloped.  We are not aware of any reservoir that is 75% undeveloped and depleted in such a short period of time.  In this regard, we note that your 2009 production has remained relatively flat when compared to the previous year.

Response

As of December 31, 2008, the Proved reserves for the Corvina field were estimated to be 17,153,803 barrels of oil divided between Proved Producing and Proved Undeveloped as follows:

•                  Proved Producing:                                                     4,223,398 barrels of oil

•                  Proved Undeveloped:                              12,930,405 barrels of oil

Effectively, the Proved Producing reserves represent approximately 25% of the Total Proved reserves and the Proved Undeveloped approximately 75%.  To put the above reserves in perspective, the Company’s reserves as of December 31, 2008 were based on Oil in Place of 97.7 mmbo, and the Total Proved reserves represented only 17.5% of indicated Oil in Place.  At that same date, the 20XD well was on production and the results of this well had been processed and its impact on the Oil in Place was available.  With the indicated Oil in Place currently being evaluated at 136 mmbo as of June 30, 2009, the Total Proved reserves represent only 12.6% of indicated Oil in Place.  The Company understands that recovery factors on the order of 12% to 17% of the Oil in Place are conservatively in line with what has historically been achieved in fields like Corvina and the Company was reasonably certain at that time that the stated reserves could be produced.

The Total Proved production forecast for 2009 was prepared by combining the Proved Producing forecast (discussed in the response to comment no. 5 above) and the Proved Undeveloped Production forecast.  The Proved Producing forecast was made using a common decline curve analysis methodology.  The Proved Undeveloped Production forecast was constructed using an individual well profile that cumulates 1,300,000 barrels of oil over a period of five years.  This comprises the Base Case well that becomes the building block for the full field profile.

As of December 31, 2008, the development plan for the Corvina field took into account the planned drilling schedule presented in the table that follows:

Drilling schedule for the development of Proved Reserves, as of December 31, 2008

Wells	Date at which well was expected to be producing
15D	Feb-09
19D	May-09
17D	Sep-09
22D	Nov-09
23D	Jan-10
24D	Mar-10
25D	May-10
26D	Jul-10
CX15-1	Sep-10
CX15-2	Nov-10

The above drilling schedule indicates that ten additional wells would be drilled to complement the four producing wells that were online at the end of 2008.  Historical drilling results have confirmed that the estimated drilling times are reasonably certain to be achieved.  The drilling rig needed to execute this ten-well drilling campaign was secured under a long-term contract and thus expected to be available.  The last two wells of the planned drilling campaign were planned to be drilled from a new platform.  As of December 31, 2008, the Company had a reasonable expectation that this platform would be in place by May 2010, which would allow the initiation of drilling activities by July 2010.  The Company’s plan contemplated the purchase of an identified platform suitable for the purpose and was located in the relative vicinity of its operations, along the same coastline.

The figure above illustrates the PUD production profile that results from the planned drilling schedule and from the derived individual well production profile.  This production profile yields total production of approximately 12,930,045 barrels of oil over a period of five years, exhibiting a steep decline when drilling activities cease.

In summary, with a drilling and completion time of two months per well (viewed as reasonably certain and as confirmed by the Company’s recent results while drilling the 15D and 19D wells), with the availability of the drilling rig, and with an identified source for a new platform, the Company believed in December 2008 that its field development was reasonably certain to be achieved.  The drilling of the ten additional wells could reasonably be carried out over a period of less than two years and was thus not viewed as an activity subject to material uncertainty.  The performance of the PUD wells to be drilled was derived taking into consideration a combination of the historical production performance of the wells producing from the Top oil sands (representative wells were the 20XD and 21XD) and the only well at the time producing from the Bottom oil sands (the 18XD well).  The Company had enough quality historical data to be reasonably certain in December 2008 that its PUD wells would at least match its expected well model.  This was later confirmed by drilling the 15D-ST3 and 19D wells that encountered both sets of sands as expected.  While the 15D-ST3 was plagued by mechanical gas channeling issues, the 19D well has been performing as expected.  There were no material technical issues that were predicted in December 2008 that would have led the Company to believe its planned drilling and production program for 2009 was not reasonably certain to be achieved.

7.                                     Finally, please tell us how you considered the facts identified in the preceding comments individually and in the aggregate when preparing your Standardized Measure value at December 31, 2008.

Response

In response to your request as to how the Company considered the facts identified in the preceding comments individually and in the aggregate when preparing its Standardized Measure value at December 31, 2008, the Company refers to the issues described in Responses 4 through 6 and believes that it has adequately considered those factors in its calculation of the Standardized Measure.  However, in light of the Staff’s comment, the Company will expand its disclosure in future filings under Supplemental Oil and Gas Disclosures (Unaudited), page 93, of the Form 10-K to further explain the assumptions used in the Standardized Measure calculation for the benefit of the reader as marked in red below:

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Natural Gas Reserves

The following information has been developed utilizing procedures prescribed by SFAS No. 69 and based on natural gas and crude oil reserve and production volumes estimated by the independent petroleum reservoir engineers. Those procedures are based on estimates of net proved reserves and the period during which they are expected to be produced.  The future cash flows presented below are based on sales prices, cost rates and statutory income tax rates in existence as of the date of the projections. It is expected that material revisions to some estimates of natural gas and crude oil reserves may occur in the future, development and production of the reserves may occur in periods other than those assumed, and actual prices realized and costs incurred may vary significantly from those used. Income tax expense has been computed using expected future tax rates and giving effect to tax deductions and credits available, under current laws, and which relate to oil and natural gas producing activities.

Discounted future net cash flows are calculated using 10% mid-period discount factors. The calculations assume the continuation of existing economic, operating and contractual conditions. However, such arbitrary assumptions have not proved to be the case in the past. Other assumptions could give rise to substantially different results.  As a result, this information may be useful for certain comparison purposes but should not be solely relied upon in evaluating the Company or its performance. Further, information contained in the following table should not be considered as representative of realistic assessments of future cash flows, nor should the standardized measure of discounted future net cash flows be viewed as representative of the current value of the Company’s oil and natural gas assets as the Company believes this information does not in any way reflect the current economic value of its oil and gas producing properties or the present value of their estimated future cash flows as:

•                  no economic value is attributed to probable and possible reserves;

•                  use of a 10% discount rate is arbitrary; and

•                  prices change constantly from year end levels.

Management does not rely upon the following information in making investment and operating decisions. Such decisions are based upon a wide range of factors, including estimates of probable as well as proved reserves and varying price and cost assumptions considered more representative of a range of possible economic conditions that may be anticipated.

Closing

We appreciate your consideration of this response letter.  If you have further questions or comments, please contact the undersigned at (713) 225-1337.

Very truly yours,

SEYFARTH SHAW LLP

/s/ Mark W. Coffin

Mark W. Coffin

cc:                                Mr. Mark Wojciechowski
Mr. Kevin Stertzel
Mr. James Murphy
Mr. John Lucas
Mr. Timothy Levenberg
United States Securities and Exchange Commission

Mr. Manuel Pablo Zúñiga Pflücker
Mr. Edward G. Caminos
BPZ Resources, Inc.